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                            August 18, 2021

       Stephen DiPalma
       Interim Chief Financial Officer
       Inozyme Pharma, Inc.
       321 Summer Street
       Suite 400
       Boston, Massachusetts 02210

                                                        Re: Inozyme Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2021
                                                            File No. 333-258702

       Dear Mr. DiPalma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Brian Johnson